UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42865

TechCreate Group Ltd.

336 Smith Street, #06-303, New Bridge Centre

Singapore 050336

+65 6936 6354

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On October 27, 2025, Cathay Securities, Inc., as the representative of the underwriters (the “Representative”) of the initial public offering of TechCreate Group Ltd. (the “Company”), exercised its over-allotment option in full to purchase an additional 382,500 class A ordinary shares par value US$0.0002 per share (the “Option Shares”) of the Company, representing fifteen percent (15%) of the class A ordinary shares sold by the Company in the Company’s initial public offering (the “IPO”) at the public offering price of $4.00 per share (the “Offering Price”), before deducting underwriting discounts (the “Option”). The Option was granted to the Representative pursuant to the underwriting agreement entered into by and between the Company and the Representative on October 14, 2025 (the “Underwriting Agreement”) relating to the Company’s IPO, the closing for which took place on October 16, 2025 (the “IPO Closing”). The closing for the sale of the Option Shares by the Company took place on October 30, 2025 (the “Option Closing”).

In connection with the Option Closing, the Company issued a press release.

On October 30, 2025, the Company announced the Option Closing. The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TechCreate Group Ltd.

Date: October 30, 2025	By:	/s/ Lim Heng Hai
	Name:	Lim Heng Hai
	Title:	Chairman of the Board and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release on Closing of the Sale of the Option Shares

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